Addition of Y Shares

Class Y Shares of  Oppenheimer Limited-Term Government Fund were  first  offered
January 26, 1998. Class Y Shares are sold at net asset value per share without the imposition of a sales charge at the time of purchase to separate accounts of insurance companies and other institutional investors ("Class Y Sponsors") having an agreement ("Class Y Agreements") with the Manager or the Distributor. The intent of Class Y Agreements is to allow tax qualified institutional investors to invest indirectly (through separate accounts of the Class Y sponsor) in Class Y shares of the Fund and to allow institutional investors to invest directly in Class Y Shares of the Fund. Individual investors are not permitted to invest directly in Class Y shares. While Class Y shares are not subject to a contingent deferred sales charge, asset-based sales charge or service fee, a Class Y Sponsor may impose charges on separate accounts investing in Class Y shares.